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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November 2005

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique
Québec, Québec
Canada, G1P 4P5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-                             .

DOCUMENTS INDEX

Documents Description

1.	Æterna Zentaris' Interim Report — Third Quarter 2005 (Q3)

November 14, 2005

To our stockholders,

        During the third quarter 2005, we made significant progress in advancing our exciting products through our pipeline. First, we initiated our own European multi-center Phase II trial of perifosine, a novel, first-in-class, oral signal transduction inhibitor, in combination with radiotherapy, in non-small cell lung cancer (NSCLC). This randomized, double-blind, placebo-controlled trial, our seventh clinical development project launched so far this year, will assess the efficacy and safety of a 150 mg daily dose of perifosine when combined with radiotherapy in 160 patients with inoperable Stage III NSCLC. Conducted in collaboration with the Netherlands Cancer Institute, the trial's main endpoint will be the extent and duration of local control, i.e., the absence of tumor recurrence or progression in the area that has been irradiated during a 12-month follow-up period. This significant achievement marks a critical step as we continue to execute our strategy aimed at establishing perifosine as a potential breakthrough cancer drug.

        We also announced the completion of patient enrollment, ahead of the projected schedule, for a Phase II trial with ozarelix (D-63153), a fourth generation LHRH (Luteinizing Hormone Releasing Hormone) antagonist, in hormone-dependent prostate cancer. It is being conducted in Europe in collaboration with our partner Spectrum Pharmaceuticals. This multicenter, open-label trial involving 48 patients is designed to evaluate the effects of ozarelix on hormonal levels, in particular testosterone, as well as objective anti-tumor effects. We are excited about the potential of ozarelix for prostate cancer patients in need of more effective and safer therapies.

        At the financial level, our position continues to be strong. With our solid cash and short term position in the biopharmaceutical segment of approximately $41 million, as well as our controlled burn rate of nearly $1.5 million per month, we believe that we can continue to aggressively advance the development of our core innovative and high potential pharmaceutical products.

Third quarter 2005 highlights

Financial

  •
  Consolidated revenues of $63.4 million, compared to $55.4 million for Q3 2004;

  •
  Consolidated R&D expenses of $7.4 million, compared to $6.6 million for Q3 2004;

  •
  Consolidated earnings from operations of $1.1 million, compared to $5.5 million for Q3 2004;

  •
  Consolidated net loss of $4.8 million, or $0.10 per share, compared to $2 million, or $0.04 per share for Q3 2004;

  •
  Consolidated cash and short-term position was $55.7 million at the end of Q3 2005.

Product development

  •
  Perifosine: Launch of Phase II trial in non-small cell lung cancer in combination with radiotherapy;

  •
  Ozarelix: Completion of patient enrollment for Phase II trial in prostate cancer.

        The milestones we reached during this last quarter in the development of perifosine and cetrorelix reflect our strong commitment in building a world-class oncology franchise at Æterna Zentaris. We believe we will continue to deliver results and look forward to reporting on our progress next year.

        In closing, on behalf of my colleagues and our Board of Directors, I thank you for your continued interest and support.

Sincerely,

Gilles Gagnon, MSc, MBA
President and Chief Executive Officer

Third Quarter 2005

Management's Discussion and Analysis
of Financial Condition and Results of Operations

        The following analysis provides a review of the Company's results of operations, financial condition and cash flows for the nine-month period ended September 30, 2005. In this MD&A, the "Company", "we", "us", and "our" mean Æterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in our interim consolidated financial statements and related notes for the nine-month periods ended on September 30, 2005 and 2004. We also encourage you to read our MD&A for the year ended December 31, 2004, dated March 10, 2005. Our consolidated financial statements are reported in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP.

Company Overview

        Æterna Zentaris Inc. (TSX: AEZ, NASDAQ: AEZS) is a growing global biopharmaceutical company engaged in the discovery, development and marketing of therapies for cancer and endocrine disorders.

        Æterna Zentaris also owns 50.03% of Atrium Biotechnologies Inc., a developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutritional industries. Our voting rights in Atrium during the quarter remain around 66%.

        The Company operates in three segments of operations which are: (i) Biopharmaceutical; (ii) Active Ingredients & Specialty Chemicals; and (iii) Health & Nutrition.

        Æterna Zentaris, along with its wholly-owned subsidiaries, Zentaris GmbH and Echelon Biosciences Inc., constitute the Biopharmaceutical segment.

        Our subsidiary, Atrium, is divided into two business segments: (i) the Active Ingredients & Specialty Chemicals segment; and (ii) the Health & Nutrition segment. The Active Ingredients & Specialty Chemicals segment offers value-added products that include high-value proprietary active ingredients developed, acquired or in-licensed by Atrium. Through the Health & Nutrition segment, Atrium develops, manufactures and markets proprietary Health & Nutrition finished products.

        Æterna Zentaris' growth strategy is based on improving and leveraging its extensive product portfolio and being active in in-licensing and acquisition of strategic compounds. Its long-term growth strategy includes the establishment of a sales force to become an integrated biopharmaceutical company, primarily in oncology, for the North American and European markets.

Highlights

Consolidated results-at-a-glance
(expressed in thousands of Canadian dollars)

	Quarters ended September 30,		Nine months ended September 30,
Unaudited
	2005	2004	2005	2004
	$	$	$	$
Revenues	63,356	55,418	214,098	179,707
R&D, net of tax credits and grants	7,384	6,595	22,883	23,279
Earnings from operations	1,094	5,545	13,399	16,306
Net earnings (loss)	(4,753)	(1,996)	11,796	(3,216)

        In the Biopharmaceutical segment, our clinical studies progressed during this third quarter as planned.

Ozarelix

        On August, 29, 2005, we announced the completion of the enrollment for a Phase II trial with ozarelix (D-63153) in hormone-dependent prostate cancer, ahead of the projected schedule. This multicenter trial is designed to evaluate the effects of ozarelix on hormonal levels, in particular testosterone, as well as objective anti-tumor effects. This multicenter open-label trial, involving 48 patients, is being conducted in Europe in collaboration with our partner, Spectrum Pharmaceuticals Inc.

        In completing this patient enrollment within four months for this European Phase II trial and given the required follow-up period, we now look forward to disclosing full data results at major conferences by mid 2006.

Perifosine

        In addition, we also announced on September 22, 2005, the initiation of a European multicenter Phase II trial of perifosine, a novel, first-in-class, oral signal transduction inhibitor, in combination with radiotherapy, in non-small cell lung cancer (NSCLC). This randomized, double-blind, placebo-controlled trial will assess the efficacy and safety of a 150 mg daily dose of perifosine when combined with radiotherapy in 160 patients with inoperable Stage III NSCLC.

        The primary endpoint of this trial will be the extent and duration of local control, i.e. the absence of tumor recurrence or progression in the area that has been irradiated.

        The initiation of this Phase II trial is a significant step in further exploring the potential of perifosine as an important therapeutic approach that can improve the outcomes of advanced NSCLC patients treated with radiotherapy.

Related group use of tax losses

        During the quarter, the Company and its 50.03% subsidiary Atrium agreed to establish a new structure including inter-company transactions with the objective of using part of Æterna Zentaris current and future tax losses to reduce current taxes payable by Atrium.

        Therefore on September 15, 2005 Æterna Zentaris, Atrium as well as 4296672 Canada Inc., a newly created one-purpose wholly owned subsidiary of Æterna Zentaris, realized all of the following transactions:

  •
  Æterna Zentaris obtained from Royal Bank of Canada ("RBC") a one-day loan of $150 million;

  •
  Æterna Zentaris used the proceed to invest $150 million in Atrium through a subordinated loan, payable on demand and bearing interest at the rate of 7% a year;

  •
  Atrium invested $150 million in 4296672 Canada Inc., in exchange of the issuance of preferred shares by 4296672 Canada Inc. having a cumulative annual dividend of 7.05%;

  •
  4296672 Canada Inc. invested in Æterna Zentaris, $150 million through an interest free loan, payable on demand; and

  •
  Æterna Zentaris reimbursed the $150 million one-day loan to RBC.

        With this new structure and as long as it is in place, we believe that we should reduce prospectively by approximately $3 million per year our consolidated income tax expense.

        In the Active Ingredients & Specialty Chemicals segment, the revenues for the quarter ended September 30, 2005 were $44.5 million compared to $31.8 million for the same period in 2004, an increase of 39.6%. Earnings from operations increased by 1.2%, from $3.1 million in 2004 to $3.2 million in 2005.

        In the Health & Nutrition segment, revenues were $8.4 million for the quarter ended September 30, 2005 compared to $9.1 million for the same quarter in 2004. Earnings from operations for the third quarter of 2005 were $3.2 million compared to $3.4 for the same period in 2004.

Critical Accounting Policies and Estimates

        Please refer to the corresponding section in our 2004 Annual Report for a complete description of our critical accounting policies and estimates. A summary of differences between Canadian and US GAAP is also available by consulting note 24 of our annual 2004 financial statements.

        The following points detail the changes in critical accounting policies that have occurred since our most recent annual report:

        Due to changes in economic facts and circumstances, the determination of our subsidiary, Zentaris GmbH, was changed from fully integrated to self-sustaining on January 1, 2005. As a result, the foreign subsidiary's financial statements, whose measurement currency is other than the Canadian dollar, are prospectively translated into Canadian dollars using the current rate method.

        In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 "Financial Instruments — Recognition and measurement", section 3865 "Hedges", section 1530 "Comprehensive Income" and section 3251 "Equity".

        Section 3855 expands on section 3860 "Financial Instruments — Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

        Section 3865 provides alternative treatments to section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosure are necessary when it is applied.

        Section 1530 "Comprehensive Income" introduces a new requirement to temporarily present certain gains and losses outside net income. Consequently, Section 3250 "Surplus" has been revised as Section 3251 "Equity".

        Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006. Adopting these standards is not expected to have a significant impact on the Company's financial statements.

Consolidated Results of Operations

        The following table sets forth certain Canadian GAAP consolidated financial data in thousands of Canadian dollars, except per share data.

	Quarters ended September 30,		Nine months ended September 30,
Unaudited	2005	2004	2005	2004
	$	$	$	$
Consolidated results
Revenues	63,356	55,418	214,098	179,707

Operating expenses
Cost of sales	40,856	30,806	134,417	102,856
Selling, general and administrative	11,816	10,166	36,463	30,499
R&D costs, net of tax credits and grants	7,384	6,595	22,883	23,279
Depreciation and amortization	2,206	2,306	6,936	6,767

	62,262	49,873	200,699	163,401

Earnings from operations	1,094	5,545	13,399	16,306
Interest income	406	218	1,311	1,000
Interest expense	(2,688)	(2,289)	(8,651)	(6,021)
Foreign exchange loss	(496)	(1,008)	(430)	(364)

Earnings (loss) before the following items	(1,684)	2,466	5,629	10,921
Current income taxes	(260)	(2,835)	(5,513)	(13,743)
Future income taxes	(908)	145	(2,344)	5,089
Gain (loss) on dilution of investments	(51)	(535)	20,202	(535)
Non-controlling interest	(1,850)	(1,237)	(6,178)	(4,948)

Net earnings (loss) for the period	(4,753)	(1,996)	11,796	(3,216)

Net earnings (loss) per share
Basic	(0.10)	(0.04)	0.26	(0.07)

Diluted	(0.10)	(0.04)	0.25	(0.07)

Unaudited	As at September 30, 2005	As at December 31, 2004
	$	$
Consolidated balance sheet data
Total assets	347,556	349,228

Long-term liabilities	132,990	156,671

Revenues

        Revenues for the three-month period ended September 30, 2005 were $63.4 million compared to $55.4 million for the same period in 2004. For the nine-month period ended September 30, 2005, revenues totalled $214.1 million in comparison with $179.7 million last year. The increase in revenues in 2005 is attributable to additional revenues from the acquisitions of MultiChem and Echelon in January 2005, partly offset by the adverse effect of the strengthening Canadian dollar on our sales denominated in foreign currencies and $9.4 million non-periodic payments received in 2004 in the Biopharmaceutical segment. We expect continued year-over-year growth in revenue for the last quarter of 2005, because of newly acquired companies.

Operating expenses

        Cost of sales for the quarter ended September 30, 2005 was $40.9 million, an increase of $10.1 million, compared to $30.8 million for the same quarter in 2004. For the nine-month period ended September 30, 2005, the cost of sales has gone up from $102.9 million to $134.4 million. The increase in cost of sales for this quarter is directly related to the sales increase generated by the acquisitions made in January 2005. The increase in the cost of sales for the nine-month period ended September 30, 2005 is also attributable to the acquisition of Pure Encapsulations in March 2004. These acquisitions should still increase our year-over-year cost of sales for the last quarter of 2005.

        Selling, general and administrative (SG&A) expenses for the three-month period ended September 30, 2005 were $11.8 million, an increase of $1.6 million compared to $10.2 million for the same period in 2004. For the nine-month period ended September 30, 2005, the SG&A expenses have gone up from $30.5 million in 2004 to $36.5 million in 2005. The increase in SG&A expenses in 2005 is primarily reflecting recent acquisitions of companies and increasing stock-based compensation costs. We expect SG&A expenses to continue to increase year-over-year because of newly acquired companies.

        R&D expenses, net of tax credits and grants (R&D) for the period ended September 30, 2005 were $7.4 million, an increase of $0.8 million compared to $6.6 million for the same period in 2004. For the nine-month period ended September 30, 2005, R&D expenses decreased from $23.3 million in 2004 to $22.9 million in 2005. The increase for the quarter is attibutable to additional R&D spendings in foreign currency, partly offset by the fluctuation of euro in comparison with the Canadian dollar. This fluctuation also explains the decrease in R&D for the nine-month period ended September 30, 2005. We expect R&D expenses spent in foreign currency to increase in the next quarter in comparison to the corresponding quarter last year due to the recent acquisition of Echelon, the emphasis on clinical development of existing products, in particular perifosine, as well as on certain other product candidates at an earlier development stage.

        Earnings from operations for the three-month period ended September 30, 2005 were $1.1 million, a decrease of $4.4 million compared to $5.5 million for the same period in 2004. For the nine-month period ended September 30, 2005, the earnings from operations decreased by $2.9 million, from $16.3 million in 2004 to $13.4 million in 2005. The decrease in earnings from operations for the three-month and nine-month periods of 2005 in comparison with last year is principally due to non-periodic payments received in 2004 in the Biopharmaceutical segment, combined with the adverse effect of strengthening Canadian dollar on sales and related expenses denominated in foreign currencies. This is partly offset by earnings generated by the acquisitions of Pure in March 2004 and MultiChem in January 2005.

        Interest expense for the third quarter of 2005 was $2.7 million in comparison to $2.3 million for the same period in 2004. This increase is mainly explained by the Company's election during the second quarter of 2005, as permitted under the convertible term loan agreements, to add to the principal amount all corresponding unpaid accrued interest as of March 31, 2005 for a total amount of $3.36 million. For the nine-month period ended September 30, 2005, interest expense increased by $2.7 million from $6 million to $8.7 million. In addition to the reason mentioned above, this increase, that primarily occurred during the first two quarters of 2005, was also due to the increasing long-term debt related to business acquisitions. The $45 million net cash inflow from the initial public offering of Atrium's shares in the second quarter of 2005 was used to reduce the long-term debt.

        Due to the the accretion of the convertible term loans, which creates a non-cash expense, we expect interest expense to increase year-over-year in the last quarter of 2005.

        Income tax expense, for the third quarter of 2005, was $1.5 million in comparison with $2.7 million for the same period last year. For the nine-month period ended September 30, 2005, the income tax expense was $8.1 million as compared to $8.7 million for the same period last year. The decrease in the third quarter of 2005 compared to the one of 2004 is directly related to the decrease in taxable income of our subsidiaries. In addition, taking into account the tax loss utilization structure put in place in mid-September, we expect Atrium's Canadian taxable earnings to be significantly lower, thus decreasing related income tax expense in the last quarter of 2005. For our Canadian operations, in the Biopharmaceutical segment, we have to establish a valuation allowance to reduce future income tax assets as it is, at this time, unlikely that some or all of the future income tax assets will be realized.

        We recorded a loss on dilution of investments in the third quarter ended September 30, 2005 amounting to $0.1 million, in comparison to $0.5 million in the corresponding period last year. These losses are both due to the issuance of Atrium shares following the exercise of Atrium stock options. For the nine-month period ended September 30, 2005, we recorded a gain on dilution of investment amounting to $20.2 million. This gain is a consequence of the initial public offering of Atrium, the issuance of Atrium shares following the exercise of Atrium stock options and the purchase of all non-controlling interests in Unipex, a subsidiary of Atrium, in the Active Ingredients and Specialty Chemicals segment. Following these share issues, our interest in Atrium decreased from 61.1% to 50.03%, which generated the gain on dilution.

        Non-controlling interest for the three-month period ended September 30, 2005 amounted to $1.9 million in comparison to $1.2 million for 2004. For the nine-month period ended September 30, 2005, non-controlling interest amounted to $6.2 million in comparison to $4.9 million for 2004. Non-controlling interest now only consists of minority interest in Atrium. The increase is directly attributable to the corresponding increase of net earnings of Atrium and its subsidiaries. Because of the initial public offering of Atrium's shares that occurred during this second quarter, our share in Atrium decreased from 61.1% to 50.03%. Consequently, we expect non-controlling interest to slightly increase in the last quarter of 2005.

        Net loss for the third quarter of 2005 were $4.8 million or $0.10 per basic share and diluted share, compared to $2 million or $0.04 per basic and diluted share for 2004. For the nine-month period ended September 30, 2005, net earnings were $11.8 million or $0.26 per basic share and $0.25 per diluted share, compared to a net loss of $3.2 million or $0.07 per basic and diluted share for the same period in 2004. If we do not take into account the $20.3 million non-recurring gain on dilution of investments that occurred in the second quarter of 2005, we would have generated, for the nine-month period ended September 30, 2005, a net loss for the period amounting to $8.5 million or $0.18 per basic and diluted share. As compared to the net loss of $3.2 million in the same period last year, this $5.3 million increase is mainly attributable to non-periodic payments gained in 2004 in the Biopharmaceutical segment, offset by higher net earnings from accretive acquisitions made by Atrium.

        The weighted average number of shares outstanding used to calculate the basic and diluted net loss per share for this third quarter of 2005 was 46.1 million shares as compared to 45.6 million shares for the same period in 2004. This increase reflects the issuance of common shares following the acquisition of Echelon in January 2005 and the exercise of stock options. For the comparative period, we did not include the dilutive effect of stock options and convertible term loans in the calculation, otherwise, the effect would have been antidilutive.

Total Assets

        Total assets, which were $349.2 million as at December 31, 2004, are currently amounting to $347.6 million as at September 30, 2005. Our foreign subsidiairies are using a currency other than the Canadian dollar for their operations. Due to the strengthening of the Canadian dollar over other foreign currencies, conversion of those subsidiaries is done using a lower foreign exchange rate, then decreasing our total assets. This decrease is offset by the acquisition of assets of MultiChem in January 2005. Additional information on segment assets is provided in note 8 of the interim consolidated financial statements.

Biopharmaceutical Segment Results
(expressed in thousands of Canadian dollars)

	Quarters ended September 30,		Nine months ended September 30,
Unaudited
	2005	2004	2005	2004
	$	$	$	$
Revenues
Sales and royalties	6,548	6,328	21,719	19,802
License fees	4,228	8,115	18,595	26,087

	10,776	14,443	40,314	45,889

R&D expense, net of tax credits and grants	7,288	6,343	22,646	22,532

Loss from operations	(5,300)	(972)	(9,299)	(3,703)

        Revenues of the Biopharmaceutical segment are derived from sales and royalties and from licence fees. Sales and royalties are derived from the sale of reagents, done by Echelon Biosciences Inc., acquired at the beginning of 2005. They are also derived from the sales of active pharmaceutical ingredients, from the sales and royalties on Cetrotide® (cetrorelix) and from the sales of Impavido® (miltefosine). Furthermore, licence fees are derived from milestone payments, R&D contract fees and amortization of upfront payments received to date. Revenue from R&D contract fees and from the amortization of upfront payments is derived mainly from the ongoing development of cetrorelix and teverelix under existing collaboration agreements with our licensing partners Solvay and Ardana respectively.

        Revenues, for the three months ended September 30, 2005, were $10.8 million, a decrease of $3.6 million, compared to $14.4 million for the same period in 2004. For the nine-month period ended September 30, 2005, the segment revenues totalled $40.3 million in comparison to $45.9 million last year. The revenue decrease in the quarter is mainly attributable to a non-periodic termination payment gained from Baxter Healthcare S.A. during the third quarter of last year. For the nine-month period ended September 30, 2005, the decrease in revenues is also attributable to a non-periodic milestone payment gained from our partner Solvay for cetrorelix in the second quarter of 2004, offset by additional sales generated this year.

        R&D expenses, net of tax credits and grants, for the three-month period ended September 30, 2005 amounted to $7.3 million, compared to $6.3 million for the same period in 2004. For the nine-month period ended September 30, 2005, R&D expenses remained steady at around $22.6 million. The increase for the quarter is mainly attributable to additional R&D spendings in foreign currency, partly offset by the fluctuation of euro in comparison with the Canadian dollar. We expect R&D expenses to increase for the last quarter of 2005 due to the emphasis on clinical development of existing products, as well as on certain product candidates at preclinical stage.

        Loss from operations for the three-month period ended September 30, 2005 was $5.3 million in comparison to $1 million for the same period in 2004. For the nine-month period ended September 30, 2005, loss from operations was $9.3 million, an increase of $5.6 million compared to $3.7 million for the same period last year. The increase in loss from operations in 2005 is principally due to $9.4 million non-periodic payments gained last year, a negative fluctuation of foreign currency over the Canadian dollar, offset by an increase in gross margin due to the product mix.

Active Ingredients & Specialty Chemicals Segment Results
(expressed in thousands of Canadian dollars)

	Quarters ended September 30,		Nine months ended September 30,
Unaudited
	2005	2004	2005	2004
	$	$	$	$
Revenues	44,453	31,842	147,760	110,779
Earnings from operations	3,154	3,118	12,312	11,474

        Revenues of the Active Ingredients & Specialty Chemicals segment were $44.5 million for the third quarter of 2005, representing an increase 39.6% compared to revenues of $31.8 million for the same period last year. For the nine-month period ended September 30, 2005, revenues were $147.8 million, an increase of 33.4% compared to $110.8 million for the same period last year. These increases are mainly attributable to newly-acquired MultiChem.

        Earnings from operations were $3.2 million for the quarter ended September 30, 2005 representing an increase of $0.1 million or 1.2% compared to $3.1 million for the same period in 2004. For the nine-month period ended September 30, 2005, earnings from operations were $12.3 million, an increase of $0.8 million compared to $11.5 million for the same period last year. Most of this increase came from newly-acquired MultiChem.

Health & Nutrition Segment Results
(expressed in thousands of Canadian dollars)

	Quarters ended September 30,		Nine months ended September 30,
Unaudited
	2005	2004	2005	2004
	$	$	$	$
Revenues	8,411	9,133	26,796	23,039
Earnings from operations	3,241	3,399	10,386	8,535

        Revenues of the Health & Nutrition segment were $8.4 million for the third quarter of 2005, representing a decrease of 7.9% over revenues amounting to $9.1 million for the same quarter in 2004. This decrease is due to negative impact in the exchange rate and the changes made to the Asian distributors' network. For the nine-month period ended September 30, 2005, revenues were $26.8 million, representing an increase of $3.8 million or 16.3% over revenues of $23 million for the same period last year. This increase came primarily from the acquisition of Pure Encapsulations at the beginning of March 2004.

        Earnings from operations were $3.2 million for the three-month period ended September 30, 2005, representing a slight decrease of $0.2 million or 4.6% compared to $3.4 million in the same period in 2004. This slight decrease is due to negative impact in the exchange rate and the changes made to the Asian distributors' network. For the nine-month period ended September 30, 2005, earnings from operations were $10.4 million, an increase of $1.9 million compared to $8.5 million for the same period last year. This increase is attributable to the acquisition of Pure Encapsulations, offset by the negative impact in the exchange rate and the changes made to the Asian distributors' network.

Liquidity, Cash Flows and Capital Resources

        Our operations and capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidity, as well as the issuance of debt and common shares.

        Our consolidated cash and short-term position reached $55.7 million as of September 30, 2005, compared to $58 million as of December 31, 2004, of which nearly $41 million is dedicated to our Biopharmaceutical segment.

        At the beginning of 2005, our subsidiary, Atrium, refinanced part of its long-term debt through a credit facility, renewable annually, for an authorized amount of $75 million. On November 8, 2005, Atrium modified its revolving credit facility by increasing the authorized amount from $75 to $125 million with the possibility to increase this amount up to $200 million. This credit facility has now a three year term loan and is renewable annually. The other conditions are similar and the facility is still bearing interest at variable rates and is still secured by a first hypothec on all Atrium's assets and its North American subsidiaries. Moreover, all the shares held by Atrium in its French subsidiaries have been pledged as collateral security. In addition, at the beginning of the second quarter of 2005, Atrium successfully completed its initial public offering for a cash increase of approximately $45 million, net of related expenses and underwriters' fees. In accordance with generally accepted accounting principles, convertible term loans have been presented as current liabilities due to their short-term maturity. We believe that liquidities previously mentioned combined with the new credit facility and the cash flows from operations will be adequate to meet operating cash requirements for the foreseeable future. However, possible additional operating losses and/or possible investments in acquisition of complementary businesses or products may require additional financing.

        The variation of our liquidity by activities is explained below on a consolidated basis.

Operating Activities

        Cash flows provided from our operations were $0.7 million during the third quarter of 2005 in comparison with $5.5 million during the same period last year. The decrease in cash flows generated by our operations in the third quarter of 2005 as compared to the same period in 2004 were mostly attributable to non-periodic upfront and milestone payments received in 2004 from our partners in the Biopharmaceutical segment as well as the adverse effect of the strengthening Canadian dollar on our operations denominated in foreign currencies. For the nine-month period ended September 30, 2005, cash flows generated by our operations were $11.4 million in comparison to $13.9 million last year.

Financing Activities

        For the quarter ended September 30, 2005, cash flows used in financing activities were $7.2 million, mainly for repayment of long-term debt and balances of purchase price. However, for the nine-month period ended September 30, 2005, our financing activities generated $15.4 million of cash flows. During the second and third quarter, Atrium issued 4,534,999 shares following its initial public offering and the exercise of stock options for a total cash inflow, net of related fees, amounting to $46.3 million. These proceeds, combined with the $62.5 million received from the issuance of long-term debt, were used as repayment of long-term debt ($88.1 million) and balances of purchase price ($5.3 million). The inflow in the corresponding period of 2004 is explained by a $39.9 million long-term debt contracted, $1.6 million received following the exercise of stock options, less $5.9 million of long-term debt and balances of purchase price repayment.

Investing Activities

        Cash flows used in investing activities (excluding the change in short-term investments) were $0.6 million for the third quarter of 2005, mainly for the purchase of long-term assets. For the nine-month period ended September 30, 2005, cash flows used in investing activities (excluding the change in short-term investments) were $25.5 million, mostly for business acquisitions and for the reasons mentioned above. For 2004, cash flows used in investing activities (excluding the change in short-term investments) amounted to $50.4 million, mainly for business acquisitions.

        We have certain contractual obligations and commercial commitments. The following table indicates our cash requirements to respect these obligations:

	Payments due by period
(expressed in thousands of Canadian dollars) Unaudited	Total	2005	2006-2008	2009 and beyond
	$	$	$	$
Long-term debt	25,386	39	16,440	8,907
Convertible term loans	31,360	—	31,360	—
Operating leases	10,643	1,048	6,565	3,030
Commercial commitments	10,038	5,035	4,998	5

Total contractual cash obligations	77,427	6,122	59,363	11,942

Outstanding Share Data

        As of November 14, 2005, there were 46,139,814 common shares issued and outstanding and there were 3,458,592 stock options outstanding. In addition, the convertible term loans can be converted into common shares of the Company at a conversion price of $5.05 per common share up to a maximum of 6,644,594 common shares.

Quarterly Summary Financial Information
(expressed in thousands of Canadian dollars, except per share data)

	Quarters ended
Unaudited	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004
	$	$	$	$
Revenues	63,356	74,828	75,914	53,541
Earnings from operations	1,094	4,325	7,980	864
Net earnings (loss)	(4,753)	16,404	145	(2,543)
Net earnings (loss) per share
Basic	(0.10)	0.36	—	(0.06)
Diluted	(0.10)	0.35	—	(0.06)

	Quarters ended
	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
	$	$	$	$
Revenues	55,418	65,840	58,449	48,896
Earnings (loss) from operations	5,545	9,177	1,584	(6,434)
Net earnings (loss)	(1,996)	1,330	(2,550)	(9,254)
Basic and diluted net earnings (loss) per share	(0.04)	0.03	(0.06)	(0.20)

Outlook for the Last Quarter of 2005

Biopharmaceutical Segment

        We expect Cetrotide® (cetrorelix) to continue to generate significant revenues.

        We expect to continue to benefit from the support of our existing partners with respect to our R&D activities and to increase R&D spending, in order to accelerate the development of perifosine and bring certain products into clinical development.

        As part of our growth strategy, we intend to license-out selected products from our extensive pipeline to strategic pharmaceutical partners in selected territories.

Active Ingredients & Specialty Chemicals, as well as Health & Nutrition Segments

        Integration of acquired companies, continuation of internal growth and the pursuit of the acquisition strategy will be the main focus of these segments in the last quarter of 2005.

Financial and Other Instruments

Foreign Currency Risk

        Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the quarter ended September 30, 2005, there were no significant operations using forward exchange contracts and no significant forward exchange contract is outstanding as of today.

Credit Risk

        Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and cash equivalents and investments to be minimal.

        Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk

        We are exposed to market risk relating to changes in interest rates with regard to our short-term investments and variable rate debts. As at September 30, 2005, we have long-term debts amounting to $9.4 millions which, in effect, bear interest at floating rates.

Related Party Transactions and Off-Balance Sheet Arrangements

        There were no related party transactions and no off-balance sheet arrangements.

Risk Factors

Risks associated with operations:

  •
  Most of our biopharmaceutical products are currently at an early development stage. It is impossible to ensure that the R&D on these products will result in the creation of profitable operations;

  •
  We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recoup the R&D and other expenses we incur to develop and test new products;

  •
  In addition, our business in the Active Ingredients & Specialty Chemicals segment, as well as in the Health & Nutrition segment is subject to changing consumer trends and preferences, especially with respect to health and personal care products. The success of our new product offerings and enhancements depends upon a number of factors, including our ability to: (i) accurately anticipate customer needs; (ii) develop new products or product enhancements that meet these needs; (iii) acquire or in-license new products, which historically has been an important factor in the development of our product portfolio; (iv) successfully market new products or product enhancements in a timely manner; (v) price our products competitively; (vi) manufacture and deliver our products in sufficient volumes and in a timely manner; and (vii) differentiate our product offerings from those of our competitors;

  •
  If we do not introduce new products or make enhancements to meet the changing needs of our customers in a timely manner, some of our products could be rendered obsolete, which could have an adverse effect on our operating results;

  •
  Even if successfully developed, our biopharmaceutical products may not gain market acceptance among physicians, patients, healthcare payers and the medical community which may not accept or utilize our products. If they do not achieve significant market acceptance, our business and financial conditions will be materially adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results;

  •
  We rely heavily on our proprietary information in developing and manufacturing our product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain, or use our proprietary information or technologies;

  •
  We have to forge and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us;

  •
  In carrying out our operations, we are dependent on a stable and consistent supply of ingredients and raw materials. For strategic reasons, certain of our key raw materials are sourced from single suppliers. We source raw materials from our suppliers on an ongoing basis at negotiated prices. There can be no assurance that we will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results;

  •
  The anticipated current good manufacturing practices ("cGMPs") in the United States for dietary supplements may cause certain manufacturers and sources of ingredients upon which we rely to disappear or become less available. The cGMPs may affect the availability of ingredients and the speed with which ingredients may be produced in response to demand, thus raising the cost of our Health & Nutrition finished products.

Cash flows and financial resources

        We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products. Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

        The development of our subsidiary, Atrium, may also require, in addition to the cash generated by its operations, other sources of financing. However, it is impossible to guarantee the availability of additional financial resources or that it will be available under acceptable conditions.

        We have not entered into any significant forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with newly acquired companies operating in foreign countries, we are more exposed to foreign currency risk. We are presently analysing the possibility of using financial derivatives to mitigate this risk, especially for transactions in US currency.

Key personnel

        Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centres. The competition in that regard is very severe. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Acquisition program

        We intend to continue to acquire new technologies and/or businesses. There is no assurance that the Company will make certain acquisitions or that it will succeed in integrating the newly-acquired technologies or businesses into its operations. The failure to successfully integrate the personnel and operations of businesses which we may acquire in the future with ours could have a material adverse effect on our operations and results.

Volatility of share prices

        Share prices are subject to changes because of numerous different factors related to its activity including reports of new information, changes in the Company's financial situation, the sale of shares in the market, the Company's failure to obtain results in line with the expectations of analysts, an announcement by the Company or any of its competitors concerning technological innovation, etc. During the past few years, shares of Æterna Zentaris, other biopharmaceutical companies, and the investment market in general have been subjected to extreme fluctuations that were unrelated to the operational results of the companies affected. There is no guarantee that the market price of the Company's shares will be protected from any such fluctuations in the future.

Continuous disclosure

        The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: www.aeternazentaris.com, http://www.sedar.com and http://www.sec.gov/edgar.shtml.

Forward-Looking Statements

        This document contains forward-looking statements, which reflect the Company's current expectations regarding future events. Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

        The forward-looking statements involve risks and uncertainties. Results or performances may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the US Food and Drug Administration and the Therapeutic Products Directorate of Health Canada, or any other organization responsible for enforcing regulations in the pharmaceutical industry.

        Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

On behalf of management,

Dennis Turpin, CA
Vice President and Chief Financial Officer
November 14, 2005

ÆTERNA ZENTARIS INC.
INTERIM CONSOLIDATED BALANCE SHEET
(expressed in thousands of Canadian dollars)

Unaudited	As at September 30, 2005	As at December 31, 2004
	$	$
ASSETS
Current assets
Cash and cash equivalents	20,779	28,533
Short-term investments	34,901	29,557
Accounts receivable	56,827	58,288
Inventory	25,865	21,382
Prepaid expenses	2,675	3,068
Future income tax assets	3,056	3,906

	144,103	144,734
Property, plant and equipment	19,086	19,899
Deferred charges and other long-term assets	6,644	6,785
Intangible assets (note 3)	73,682	75,490
Goodwill (note 3)	90,195	86,137
Future income tax assets	13,846	16,183

	347,556	349,228

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	49,616	50,241
Income taxes	5,813	7,338
Balances of purchase price	—	2,553
Convertible term loans	29,053	—
Current portion of long-term debt	3,368	12,133

	87,850	72,265
Deferred revenues	16,359	25,557
Convertible term loans	—	24,890
Long-term debt	22,018	39,365
Employee future benefits (note 5)	6,828	7,502
Future income tax liabilities	22,114	24,590
Non-controlling interest	65,671	34,767

	220,840	228,936

SHAREHOLDERS' EQUITY
Share capital (note 6)	192,659	189,274
Other capital	13,455	8,741
Deficit	(66,974)	(78,770)
Cumulative translation adjustment	(12,424)	1,047

	126,716	120,292

	347,556	349,228

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors,

Eric Dupont, PhD Director	Gérard Limoges, FCA Director

ÆTERNA ZENTARIS INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
For the periods ended September 30, 2005 and 2004
(expressed in thousands of Canadian dollars, except share and per share data)

	Quarters ended September 30,		Nine months ended September 30,
Unaudited	2005	2004	2005	2004
	$	$	$	$
Revenues	63,356	55,418	214,098	179,707

Operating expenses
Cost of sales	40,856	30,806	134,417	102,856
Selling, general and administrative	11,816	10,166	36,463	30,499
Research and development costs	7,575	7,010	23,451	24,113
R&D tax credits and grants	(191)	(415)	(568)	(834)
Depreciation and amortization
Property, plant and equipment	631	842	2,074	2,419
Intangible assets	1,575	1,464	4,862	4,348

	62,262	49,873	200,699	163,401

Earnings from operations	1,094	5,545	13,399	16,306
Other revenues (expenses)
Interest income	406	218	1,311	1,000
Interest expense	(2,688)	(2,289)	(8,651)	(6,021)
Foreign exchange loss	(496)	(1,008)	(430)	(364)

Earnings (loss) before income taxes	(1,684)	2,466	5,629	10,921

Income tax expense
Current	(260)	(2,835)	(5,513)	(13,743)
Future	(908)	145	(2,344)	5,089

	(1,168)	(2,690)	(7,857)	(8,654)

Earnings (loss) before the following items	(2,852)	(224)	(2,228)	2,267
Gain (loss) on dilution of investments (note 9)	(51)	(535)	20,202	(535)
Non-controlling interest	(1,850)	(1,237)	(6,178)	(4,948)

Net earnings (loss) for the period	(4,753)	(1,996)	11,796	(3,216)

Net earnings (loss) per share
Basic	(0.10)	(0.04)	0.26	(0.07)

Diluted	(0.10)	(0.04)	0.25	(0.07)

Weighted average number of shares outstanding (note 7)
Basic	46,139,814	45,628,742	46,139,814	45,564,092
Diluted	46,397,156	46,019,777	46,459,000	46,119,755

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
For the periods ended September 30, 2005 and 2004
(expressed in thousands of Canadian dollars)

	Nine months ended September 30,
Unaudited	2005	2004
	$	$
Balance — Beginning of period	78,770	73,011
Net loss (earnings) for the period	(11,796)	3,216

Balance — End of period	66,974	76,227

The accompanying notes are an integral part of these interim consolidated financial statements.

ÆTERNA ZENTARIS INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended September 30, 2005 and 2004
(expressed in thousands of Canadian dollars)

	Quarters ended September 30,		Nine months ended September 30,
Unaudited	2005	2004	2005	2004
	$	$	$	$
Cash flows from operating activities
Net earnings (loss) for the period	(4,753)	(1,996)	11,796	(3,216)
Items not affecting cash and cash equivalents
Depreciation and amortization	2,206	2,306	6,936	6,767
Future income taxes	908	(145)	2,344	(5,089)
Deferred charges	154	28	713	(7,036)
Deferred revenues	(2,479)	(477)	(6,130)	19,635
Accretion on convertible term loans	1,153	519	4,274	1,452
Employee future benefits	211	91	491	181
Loss (gain) on dilution of investments (note 9)	51	535	(20,202)	535
Non-controlling interest	1,850	1,237	6,178	4,948
Stock-based compensation costs	896	352	2,666	997
Foreign exchange loss (gain) on long-term item denominated in foreign currencies	72	(10)	504	(59)
Change in non-cash operating working capital items (note 5)	415	3,053	1,805	(5,242)

	684	5,493	11,375	13,873

Cash flows from financing activities
Payments on balances of purchase price	(1,406)	(250)	(5,306)	(1,351)
Increase in long-term debt	121	(368)	62,503	39,883
Repayment of long-term debt	(5,990)	(3,043)	(88,135)	(4,557)
Issuance of shares, net of related expenses	(4)	22	28	1,358
Issuance of shares by a subsidiary, net of related expenses	92	248	46,355	248

	(7,187)	(3,391)	15,445	35,581

Cash flows from investing activities
Purchase of short-term investments	(7,421)	(9,283)	(37,942)	(16,387)
Proceeds from the sale of short-term investments	9,009	3,314	32,000	21,788
Purchase of long-term investment	—	—	(500)	(825)
Business acquisition, net of cash and cash equivalents acquired (note 3)	(106)	(2,484)	(22,658)	(48,166)
Acquisition of a product line	—	—	—	(10)
Purchase of property, plant and equipment	(461)	(566)	(1,590)	(1,286)
Additions to intangible assets	(26)	(32)	(798)	(114)

	995	(9,051)	(31,488)	(45,000)

Net change in cash and cash equivalents	(5,508)	(6,949)	(4,668)	4,454
Effect of exchange rate changes on cash and cash equivalents	(972)	(416)	(3,086)	(424)
Cash and cash equivalents — Beginning of period	27,259	33,809	28,533	22,414

Cash and cash equivalents — End of period	20,779	26,444	20,779	26,444

Additional information
Interest paid	393	1,835	1,937	2,020

Income taxes paid	1,835	2,123	6,321	4,788

The accompanying notes are an integral part of these interim consolidated financial statements.

ÆTERNA ZENTARIS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the periods ended September 30, 2005 and 2004
(expressed in thousands of Canadian dollars, except share and per share data)
 Unaudited

1    Basis of presentation

        These interim financial statements as at September 30, 2005 and for the periods ended September 30, 2005 and 2004 are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles (GAAP) for interim financial information. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

        The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements, except for the determination of Zentaris GmbH which was changed on January 1, 2005 from fully integrated to self-sustaining. Accordingly, the subsidiary's financial statements, whose measurement currency is other than the Canadian dollar, have been translated into Canadian dollars using the current rate method. As the change in classification is due to changes in economic facts and circumstances, it has been accounted for prospectively.

        All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim results of operations are not necessarily indicative of the results for the full year.

2    New accounting standards

Financial instruments, Hedges, Comprehensive Income and Equity

        In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 "Financial Instruments — Recognition and measurement", section 3865 "Hedges", section 1530 "Comprehensive Income" and section 3251 "Equity".

        Section 3855 expands on section 3860 "Financial Instruments — Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

        Section 3865 provides alternative treatments to section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosure are necessary when it is applied.

        Section 1530 "Comprehensive Income" introduces a new requirement to temporarily present certain gains and losses outside net income.

        Consequently, Section 3250 "Surplus" has been revised as Section 3251 "Equity". Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006. Adopting these standards is not expected to have a significant impact on the Company's financial statements.

3    Business acquisition

Echelon Biosciences Inc.

        On January 1, 2005, the Company completed the acquisition of 100% of the issued and outstanding common shares of Echelon Biosciences Inc. for a total consideration of $3,599,558 (US$2,907,559) of which an amount of $243,636 for acquisition-related cost was paid cash and the remainder was paid by the issuance of 443,905 common shares of the Company. The acquisition is subject to contingent payments specified in the agreement for an approximate amount of $4,200,000 (US$3,500,000) of which an amount of $3,500,000 (US$2,900,000) will be payable in shares and the balance of $700,000 (US$600,000) payable in cash at the latest in January 2008 once the conditions will have been met.

        This company, based in the United States, focuses on the transduction signalling technology. It has early therapeutic leads against some forms of cancer and the focus is also on small molecule agonists and antagonists to lipid-protein signalling interactions which are new and important therapeutic targets.

        The acquisition has been accounted for using the purchase method and the results of operations have been included in the statement of operations from the date of acquisition. The Company finalized the purchase price allocation shown below during the second quarter. This final allocation resulted in an increase of $2,731,818 in intangible assets related to technology and to customer relationships, in an increase of $928,818 in future income tax liabilities and a decrease of $1,803,000 in goodwill.

MultiChem Import Export Inc. and MultiChem Trading Inc.

        On January 24, 2005, Atrium Biotechnologies Inc. ("Atrium"), a subsidiary of the Company, through its new subsidiary, MultiChem Import Export (2005) Inc., completed the acquisition of the operating assets of MultiChem Import Export Inc. and MultiChem Trading Inc. for a total consideration of $25,434,749 of which an amount of $22,674,453, including all acquisition-related costs, was paid cash and $2,760,296 as a balance of purchase price, non-interest bearing, paid cash in the second quarter. The acquisition is subject to contingent payments specified in the agreement for a maximum amount of $1,500,000. These contingent payments will be recorded as goodwill when the related conditions have been met. This company is a Canadian marketer of active ingredients and specialty chemicals sold to customers in Canada and the North-Eastern United States. This acquisition was financed through Atrium's working capital, as well as from the new revolving credit facility.

        This acquisition has been accounted for using the purchase method and the results of operations have been included in the statement of earnings from the date of acquisition. The purchase price allocation was finalized upon receipt of an independant valuation report.

Unipex Finance S.A.S.

        On April 6, 2005, Atrium acquired 69,092 common shares of the outstanding capital stock of Unipex Finance S.A.S. for an amount of $8,899,008, increasing its interest in the latter to 100% (83.78% in 2004). This amount was settled by the issuance of 741,584 Subordinate Voting Shares of Atrium. This transaction has been accounted for as a step acquisition. The excess of the purchase price over the net identifiable assets on the date of acquisition is $6,578,694 and is recorded as goodwill not deductible for income tax purposes for an amount of $2,102,512. The balance of $4,476,182 has been applied against non-controlling interest is $6,578,694 and is recorded as goodwill not deductible for income tax purposes for an amount of $2,102,512. The balance of $4,476,182 has been applied against non-controlling interest.

3    Business acquisition

        The allocated values of the net assets acquired are as follows:

	Echelon Biosciences Inc.	MultiChem Import Export Inc. and MultiChem Trading Inc.
Assets
Current assets	902	14,677
Property, plant and equipment	535	86
Intangible assets	2,852	8,107
Other long-term assets	132	—

	4,421	22,870

Liabilities
Current liabilities	939	7,410
Long-term debt	98	—
Future income taxes	999	—

	2,036	7,410

Net identifiable assets acquired	2,385	15,460
Goodwill	1,214	9,974

Purchase price	3,599	25,434
Consideration
Cash and cash equivalents acquired	(194)	—
Balance of purchase price	—	(2,760)
Amount paid in common shares of the Company	(3,356)	—

Net cash paid for the acquisition	49	22,674

4    Company's stock option plan

        The Company has chosen to use the fair value method to account for stock-based compensation costs arising from awards granted to employees after December 31, 2002. We have to disclose pro-forma information relating to net earnings (loss) and earnings (loss) per share as if the fair value method of accounting had been used for awards granted to employees during 2002.

	Quarters ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	$	$	$	$
Net earnings (loss) for the period	(4,753)	(1,996)	11,796	(3,216)
Pro-forma adjustment for stock-based compensation costs	(36)	(73)	(112)	(86)

Pro-forma net earnings (loss) for the period	(4,789)	(2,069)	11,684	(3,302)

Basic and diluted net earnings (loss) per share	(0.10)	(0.04)	0.26	(0.07)

Pro-forma basic and diluted net earnings (loss) per share	(0.10)	(0.04)	0.25	(0.07)

5    Statements of cash flows and additional information

	Quarters ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	$	$	$	$
Change in non-cash operating working capital items
Accounts receivable	4,196	2,651	4,501	(9,124)
Inventory	(765)	(1,717)	(1,937)	(3,185)
Prepaid expenses	790	544	223	525
Accounts payable and accrued liabilities	(2,606)	607	(432)	(1,642)
Income taxes	(1,200)	968	(550)	8,184

	415	3,053	1,805	(5,242)

Employee future benefit expense for define benefit plans	224	133	557	315

6    Share capital

Authorized
Unlimited number of shares of the following classes:

        Common: Voting and participating, one vote per share

        Preferred: First and second ranking, issuable in series, with rights and privileges specific to each class.

Issued

	As at September 30, 2005	As at December 31, 2004
	$	$
46,139,814 common shares (45,670,909 as at December 31, 2004)	192,659	189,274

        Pursuant to the exercise of stock options, the Company issued 25,000 common shares for a total proceeds of $157,750. Pursuant to the acquisition of Echelon Biosciences Inc, the Company also issued 443,905 common shares.

Instruments convertible into common shares

        As at September 30, 2005, the Company has 3,423,592 outstanding stock options. In addition, the convertible term loans can be converted into common shares of the Company at a conversion price of $5.05 per common share for a total of 6,582,495 shares.

7    Net earnings (loss) per share

        The following table reconciles the denominators of the basic and diluted earnings (loss) per share computations:

	Quarters ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Basic weighted average number of shares outstanding	46,139,814	45,628,742	46,139,814	45,564,092
Effect of dilutive stock options	257,342	391,035	319,186	555,663

Diluted weighted average number of shares outstanding	46,397,156	46,019,777	46,459,000	46,119,755

Items excluded from the calculation of diluted net earnings (loss) per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect

	Quarters ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Stock options	701,038	1,012,333	2,094,735	740,333
Common shares which would be issued following the conversion of the convertible term loans	6,582,495	5,544,554	6,582,495	5,544,554

        For the quarter ended September 30, 2005, as well as for the quarter and nine-month period ended September 30, 2004, the diluted net loss per share was the same as the basic net loss per share since the dilutive effect of stock options and convertible term loans were not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted net loss per share for those periods was calculated using the basic weighted average number of shares outstanding.

8    Segment information

        Æterna Zentaris' organizational structure is based on a number of factors that management uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The business segments disclosed in the interim consolidated financial statements are based on this organizational structure and information reviewed by Æterna Zentaris' management to evaluate the business segment results.

        The Company manages its business and evaluates performance based on three operating segments, which are the Biopharmaceutical segment, the Active Ingredients & Specialty Chemicals segment and the Health and Nutrition segment. The accounting principles used for these three segments are consistent with those used in the preparation of these consolidated financial statements.

	Quarters ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	$	$	$	$
Revenues
Biopharmaceutical	10,777	14,443	40,314	45,889
Active Ingredients and Specialty Chemicals	44,453	31,842	147,760	110,779
Health and Nutrition	8,411	9,133	26,796	23,039
Consolidated adjustments	(285)	—	(772)	—

	63,356	55,418	214,098	179,707

Earnings (loss) from operations for the period
Biopharmaceutical	(5,300)	(972)	(9,299)	(3,703)
Active Ingredients and Specialty Chemicals	3,154	3,118	12,312	11,474
Health and Nutrition	3,241	3,399	10,386	8,535

	1,095	5,545	13,399	16,306

	As at September 30, 2005	As at December 31, 2004
	$	$
Segment assets
Biopharmaceutical	160,429	182,500
Active Ingredients and Specialty Chemicals	125,071	105,587
Health and Nutrition	52,933	53,465
Unallocated	9,602	7,919
Consolidated adjustments	(479)	(243)

	347,556	349,228

9    Gain on dilution of investments

        On April 6, 2005, Atrium completed its Initial Public Offering by issuing 4,166,667 subordinate voting shares at a price of $12.00 per share for total net proceeds of $45,374,744. Immediately prior to the closing of the aforementioned offering, Atrium has completed the acquisition of the minority shareholders of Unipex Finance S.A.S. for an amount of $8,899,008. This amount was settled by the issuance of 741,584 subordinate voting shares of Atrium at the offering price of $12.00 per share. Following the exercise of Atrium's stock options, Atrium also issued 368,332 subordinate voting shares at an average price of $2.80 for a total proceed of $1,030,459. As a consequence of these transactions, our interest in Atrium decreased from 61.1% to 50.03%, generating a gain on dilution of investments amounting to $20,202,625.

10    Subsequent event

Financing

        On November 8, 2005, our subsidiary Atrium modified its revolving credit facility by increasing the authorized amount from $75 to $125 million with a possibility to increase this amount up to $200 million. This credit facility has now a three year term loan and is renewable annually. The other conditions are similar and the facility is still bearing interest at variable rates and is still secured by a first hypothec on all Atrium's assets and its North American subsidiaries. Moreover, all the shares held by Atrium in its French subsidiaries have been pledged as collateral security.

11    Comparative figures

        Certain comparative figures have been reclassified to conform with the current period presentation.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.
Date: November 14, 2005
	By:	/s/ MARIO PARADIS Mario Paradis Senior Finance Director and Corporate Secretary

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DOCUMENTS INDEX
Management's Discussion and Analysis of Financial Condition and Results of Operations
SIGNATURE